For Immediate Release

April 13, 2006

MAG SILVER ANNOUNCES DRILL RESULTS
FROM BATOPILAS, CHIHUAHUA STATE, MEXICO

Vancouver, B.C. …..MAG Silver Corp. (TSXV: MAG) announces preliminary results from a recently completed twelve hole, 3,100 metre drill program in the Batopilas Silver District in Chihuahua State, Mexico. Batopilas is a 40 square kilometre district with over 75 known silver mines and native silver occurrences. Results for the first seven holes are presented below. Assay results for five holes drilled on the Pastrana vein are pending.

Don Juan Drilling: Three holes were drilled in the vicinity of Hole 02, which intercepted 1.7 metres of 2,357 grams per tonne Ag (75.8 ounces per tonne) as well as a second 1.7 metre intercept further down the hole containing 132 grams per tonne Ag (4.2 ounces per tonne) (see press release dated January 09, 2006). The down-dip intersection in Hole 05 encountered 1.8 m of 118 grams per tonne Ag (3.8 ounces per tonne) forty metres below the high-grade intercept. Hole 06 was drilled 40m along strike and intersected 3.0 metres of 27 grams per tonne (0.9 ounces per tonne). Additionally, Hole 07, drilled 105 metres further NNW intercepted an anomalous interval 1.7 metres in width containing 17 grams per tonne Ag. All four intercepts define a vein exhibiting a distinct geochemical signature containing Silver along with anomalous Arsenic, Molybdenum, Cobalt, Nickel, Lead and Zinc. Although the high grade intercept was not repeated the new vein remains open along strike in both directions and at depth.

This occurrence will be further evaluated during Phase Two drilling expected to start in the fall. The Don Juan zone is broadly coincident with the western limit of a well defined NSAMT geophysical anomaly and provides direct evidence to support using this same approach in other areas.

San Martin Nuevo Drilling: Two holes, 03 and 04 were designed to test the area around the San Martin Nuevo workings. These showed multiple intercepts of the signature Batopilas chemistry of Arsenic, Molybdenum, Lead and Zinc; however, the best intercepts encountered in this area were around 1.0 metre zones in the 11 to 40 gram per tonne Ag range. It is encouraging to recognize the signature geochemistry within a structural zone; however, more detailed work will be required in this area to investigate the extent of these mineralized zones.

Pastrana Drilling: The last five holes, 08 through 012, focused on the Pastrana Vein in order to evaluate the extensions of this historic past producing vein. Over 20 million ounces of silver were produced from the Pastrana Vein in the mid to late 1700’s. Drilling intersected the structural zone and associated calcite in each hole along a 100 metre strike length, but there was no obvious visible silver or silver-sulphides. Sampling is continuing and assays are pending from Holes BA06-08 through BA06-12.

Future Plans: MAG Silver commenced Phase One of its’ Batopilas drilling program in mid November, 2005 and completed the last hole on April 02, 2006. The rig will be demobilized for the summer rainy season and is expected to return in the fall.

Planned work for the Batopilas Project during the summer months prior to Phase two drilling include: 1) underground topographic surveys to better evaluate the old workings prior to drilling; 2) detailed airborne geophysics focusing on identifying structures/veins over the entire 40 square km land package and 3) a detailed stream sediment program that will focus on the signature multi-element geochemistry of the mineralization defined during the Phase one drilling program.

BATOPILAS ASSAY RESULTS

Hole Number	From / To	Width (metres)	Silver (ppm)	Silver (ounces)	Target Zone
BA05-01	252.4 to 252.9	0.5	62.1	2.0	Unknown?
BA05-02	53.71 to 55.41	1.7	2357	75.8	Don Juan Vein
(same)	70.86 to 72.56	1.7	131.6	4.2	Unknown?
BA05-03	47.80 to 48.80	1.0	27.4	0.9	San Martin Nuevo
(same)	64.40 to 64.70	0.3	37.1	1.1
(same)	242.7 to 243.5	0.8	12.7	0.4
BA06-04	86.4 to 86.9	0.5	40.3	1.3	San Martin Nuevo
BA06-05	57.35 to 57.55	0.20	93.6	3.0	Unknown?
(same)	85.42 to 87.22	1.80	117.9	3.8	Don Juan Vein
(same)	137.3 to 137.8	0.50	16.7	0.5	Unknown?
BA06-06	129.5 to 132.5	3.0	26.6	0.9	Don Juan Vein
BA06-07	177.4-179.1	1.7	16.8	0.5	Don Juan Vein

Qualified Person and Quality Assurance and Control: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Batopilas, whereby he may receive additional shares.

QA/QC Procedures: The Company has implemented a quality control program to ensure best practices in sampling and analysis of the core samples. Duplicates and blanks are inserted randomly into the sample stream. The samples are delivered directly in security sealed bags to ALS-Chemex Laboratories preparation facility in either Chihuahua, Chihuahua or Hermosillo, Sonora (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis by ICP techniques. Pulp splits have been submitted to ACME Analytical Labs for verification check assays.

About MAG Silver Corp:  MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for world class, high grade silver deposits on a district scale. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG has recently reported significant silver intercepts on its Juanicipio and Batopilas projects. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis" P.Geo.

Director, President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.